LITMAN GREGORY FUNDS TRUST

Operating Expenses Limitation Agreement

This Operating Expenses Limitation Agreement (this “Agreement”) is effective as of September 20, 2021 by and between Litman Gregory Funds Trust (the “Trust”), a Delaware statutory trust, on behalf of the iM Dolan McEniry Corporate Bond Fund, a series of the Trust (the “Fund”), and the investment advisor to the Fund, Litman Gregory Fund Advisors, LLC, a California limited liability company (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of a Unified Investment Advisory Agreement between the Trust and the Advisor dated June 1, 2021, as such agreement may be amended from time to time (the “Investment Advisory Agreement”);

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement such limit;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties , intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average daily net assets, as shown on Schedule A of this Agreement (the “Expense Cap”). In the event that the current Operating Expenses of the Fund, as accrued daily, exceeds its Expense Cap, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee under Paragraph 7 of the Investment Advisory Agreement and other expenses described in Paragraph 6 of the Investment Advisory Agreement, but does not include any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, borrowing costs (including commitment fees), dividend expenses, acquired fund fees and expenses or any extraordinary expenses such as but not limited to litigation.

3. Reimbursement of Fees and Expenses. The Advisor, under Paragraph 7(e) of the Investment Advisory Agreement, , retains its right to receive reimbursement of reductions of its investment management fee and of Operating Expenses paid by it that it is not responsible for under Paragraph 6 of the Investment Advisory Agreement.

4. Recoupment Balance. Any fee reduced by the Advisor, or Operating Expenses paid by it (collectively, “subsidies”), pursuant to this Agreement may be reimbursed by the Fund to the Advisor no later than the end of the third fiscal year following the year to which the subsidy relates (subsidies available for reimbursement to the Advisor under this Paragraph are collectively referred to as the “Recoupment Balance”), and any such reimbursement must be approved by the Board of Trustees of the Trust (the “Board”). For example, subsidies relating to the period January 1, 2020 through December 31, 2020 would no longer be eligible for reimbursement after January 1, 2024. The Advisor generally seeks reimbursement on a rolling three-year basis whereby the oldest subsidies are recouped first. The Advisor may not request or receive reimbursement of the Recoupment Balance before payment of the Fund’s Operating Expenses for the current year and cannot cause the Fund to exceed the Expense Cap or any other agreed upon expense limitation for that year in making such reimbursement. The Advisor agrees not to request or seek reimbursement of subsidies that are no longer eligible for reimbursement.

5. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until April 30, 2022 unless sooner terminated as provided in Paragraph 6 of this Agreement. This Agreement shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved for the Fund at least annually by the Board (and separately by a majority of the Trustees who are not “interested persons” of the Trust as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”)).

6. Termination. This Agreement may be terminated at any time by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor without payment of any penalty. The Advisor may decline to renew this Agreement by written notice to the Trust at least thirty (30) days before its renewal date. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination with respect to the Fund.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

11. Notice of Limited Liability. The Advisor agrees that the Trust’s obligations under this Agreement shall be limited to the Fund and to its assets, and that the Advisor shall not seek satisfaction of any such obligation from the shareholders of the Fund nor from any Trustee, officer, employee or agent of the Trust or the Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers on one or more counterparts as of the date set forth below.

LITMAN GREGORY FUNDS TRUST, on behalf of the iM Dolan McEniry Corporate Bond Fund		LITMAN GREGORY FUND ADVISORS, LLC
By:	/s/ John Coughlan	By:	/s/ John Coughlan
Name:	John Coughlan	Name:	John Coughlan
Title:	Treasurer	Title:	Chief Operating Officer
Date:	September 20, 2021	Date:	September 20, 2021

Schedule A

Series of Litman Gregory Funds Trust	Operating Expense Limit

iM Dolan McEniry Corporate Bond Fund
Institutional Class	0.70% of average daily net assets
Investor Class	1.05% of average daily net assets